SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (the “Company” or “Eletrobras”) hereby informs its shareholders and the market in general that it was informed by the Minister of Mines and Energy, Fernando Coelho Filho, by means of the letter transcribed below, that the Ministry of Mines and Energy will propose to the Council of the Investment and Partnership Program of the Presidency, the privatization of Eletrobras.

The Company hereby clarifies to the market that the effectivenes of such proposal depends upon governmental authorizations, required legal and regulatory evaluations, analysis of the proposed model and compliance with specific proceedures, considering that Eletrobras is a mixed capital company, with publicly traded shares, listed on the São Paulo Stock Exchange (B3 – Brasil, Bolsa, Balcão), as well as the New York (NYSE) and Madrid (Latibex) stock exchanges.

The Company will keep the market informed about the subject matter of this Relevant Fact.

Rio de Janeiro, August 21, 2017.

José Guimarães Monforte

Chairman of the Board of Directors

Wilson Ferreira Junior

Chief Executive Officer

Armando Casado de Araujo

CFO and Investor Relations Officer

RELEVANT FACT

Transcription of the Ministry of Mines and Energy's Letter:

“Brasília, August 21, 2017

To Mr.

JOSÉ GUIMARÃES MONFORTE

Chairman of the Board of Directors

Centrais Elétricas Brasileiras S.A.

C/C: WILSON FERREIRA JÚNIOR

Subject: Proposal for the privatization of Centrais Elétricas Brasileiras S.A.

Mr. President,

Considering the need to allow the Federal Public Administration to focus its efforts on activities for which the State's attention is paramount to the accomplishment of national priorities,

Considering the need to expand the Country's investments, employment and income opportunities, as well as to stimulate national technology and industrial development,

Considering the need to expand the public infrastructure projects and to give priority to the key projects pursuant to the legislation in effect,

Considering the need to ensure the supply of eletric energy efficiently and at the lowest price to the Brazilian society and to enable the investment flow in the electric energy segment,

Considering the need to improve Eletrobras' corporate governance,

Considering the need to enhance the State's assets,

Considering the need to promote and develop the capital markets, a strategic segment for the Brazilian economy,

Considering the need to generate more funds to finance federal, state and municipal public policies,

Considering the need to increase direct participation by the Brazilian society in Eletrobras' corporate capital,

RELEVANT FACT

Considering the need to promote Eletrobras' employees, stimulating professional development, merit recognition and the participation in the company's management, and

Considering the importance to the Brazilian economy of the recovery of Eletrobras,

We inform this Ministry's decision to propose to the Council of the Investment and Partnership Program of the Presidency the privatization of Centrais Elétricas Brasileiras S.A. – Eletrobras, with the following conditions:

I – a financial return to the State;

II – the compliance with the highest standards of corporate governance in the capital markets;

III – the limitation of majority shareholders' voting rights, ensuring the democratization of Eletrobras' control;

IV – a golden class share  to be owned by the State, which shall grant to the State special powers in connection with changes to Eletrobras' corporate name, corporate objective or companies controlled by Eletrobras;

V – the offering of part of Eletrobras' shares to its employees and employees of companies directly or indirectly controled by Eletrobras;

VI – the reduction of eletric energy segment fees, directing prioritary funding to Social Tariffs for Electric Energy ("Tarifa Social de Energia Elétrica");

VII – eletric energy trading under the independent production regime; and

VIII – the development, directly or indirectly through its subsidiary Companhia Hidro Elétrica do São Francisco - CHESF, of the São Francisco river basic through a revitalization program.

Sincerely,

FERNANDO COELHO FILHO

Minister of Mines and Energy”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 21, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.